SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )
HARRIS CORPORATION
(Name of Subject Company (Issuer))
HARRIS CORPORATION
(Name of Filing Person (Issuer))
3.5% Convertible Debentures due 2022
(Title of Class of Securities)
413 875 AH 8
(CUSIP Number of Class of Securities)
Scott T. Mikuen, Esq.
Vice President, Associate General Counsel
and Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
Robert J. Grammig, Esq.
Ivan A. Colao, Esq.
Holland & Knight LLP
100 North Tampa Street, Suite 4100
Tampa, Florida 33602
(813) 227-8500
CALCULATION OF FILING FEE

Transaction Valuation*: $149,056,000	Amount of Filing Fee**: $4,577

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Convertible Debentures due 2022 (the “Debentures”), as described herein, is $1,000 per $1,000 principal amount plus accrued and unpaid interest, if any, to, but not including, August 15, 2007 with respect to the Debentures. As of July 16, 2007, there was $149,056,000 in aggregate principal amount of Debentures outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,577	Filing Party:	Harris Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 19, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) originally filed by Harris Corporation, a Delaware corporation (the “Company”), related to the offer by the Company to purchase, at the option of the holder thereof (the “Holder”), all of the outstanding 3.5% Convertible Debentures due 2022 issued by the Company on August 26, 2002 (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Debentures, the Company Notice, dated July 19, 2007, filed as Exhibit (a)(1)(A) to the Schedule TO-I (the “Company Notice”), and the related offer materials filed as Exhibit (a)(1)(B) to the Schedule TO-I (the Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Debentures were issued pursuant to an Indenture, dated as of August 26, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee.
     This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4 Terms of the Transaction.
Item 4 of the Schedule TO-I is amended and supplemented by adding the following:
     The Put Option expired at 12:00 midnight, New York City time, on Wednesday, August 15, 2007. The Company has been advised by The Bank of New York, as paying agent, that no Debentures were tendered pursuant to the terms of the Put Option and not withdrawn prior to the expiration of the Put Option. At the expiration of the Put Option, $146,506,000 million aggregate principal amount of Debentures were outstanding.
Item 12 Exhibits.

(a)(1)(A)*	Company Notice to Holders of 3.5% Convertible Debentures due 2022, dated July 19, 2007.

(a)(1)(B)*	Form of Purchase Notice.

(b)	Not applicable.

(d)(1)	Indenture, dated as of August 26, 2002, between the Company and The Bank of New York, incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO-I filed by Harris Corporation with the Securities and Exchange Commission on July 19, 2007.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS CORPORATION
/s/ Scott T. Mikuen
Name:	Scott T. Mikuen
Title:	Vice President, Associate General Counsel and Corporate Secretary

     Dated: August 17, 2007

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 3.5% Convertible Debentures due 2022, dated July 19, 2007.

(a)(1)(B)*	Form of Purchase Notice.

(d)	Indenture, dated as of August 26, 2002, between the Company and The Bank of New York, as trustee, incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2002.

*	Previously filed with Schedule TO-I filed by Harris Corporation with the Securities and Exchange Commission on July 19, 2007.